NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC ("NYSE American" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Common Shares of 1847 Holdings, Inc. (the "Company") from listing and registration on the Exchange on July 21, 2025, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Shares are no longer suitable for continued listing and trading on NYSE American. The Exchange has determined that the Company's Common Shares are no longer suitable for listing pursuant to Section 1003(f)(v) of the NYSE American Company Guide due to the low selling price of the Common Shares. On April 3, 2025, the Exchange determined that the Common Shares of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Shares from listing and registration on NYSE American. The Company was notified on April 3, 2025. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on April 3, 2025, and trading in the Common Shares was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the Common Shares, provided it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company filed such a request on April 9, 2025, within the specified time period. On July 1, 2025, the Committee issued a decision in which it upheld the Exchange's previously announced determination to delist the Company's Common Stock. Subsequently, on July 8, 2025, the Company notified the Exchange that would not exercise its right to appeal the Committee's decision to uphold the delisting determination.